SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

        For the month of: August, 2004   Commission File Number: 0-30816
                          ------------                           -------

                           AURORA METALS (BVI) LIMITED
                    ----------------------------------------
                              (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                            Vancouver, Canada V6B 3Z1
                    ----------------------------------------
                    (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    AURORA METALS (BVI) LIMITED

Date: August 11, 2004          BY:  /s/ John A.A. James
      ---------------               -------------------
                                    John A.A. James
                                    President and Director

Date: August 11, 2004          BY:  /s/ A. Cameron Richardson
       ---------------              -------------------------
                                    A. Cameron Richardson
                                    Chief Financial Officer and Director



                                  EXHIBIT INDEX

Exhibit  Description of Exhibit:

         June 30, 2004 quarterly financial statements

12.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:
Consolidated Balance Sheets                - June 30, 2004 and December 31, 2003
Consolidated Statements of Operations      - Six Months Ended June 30, 2004
Consolidated Statements of Cash Flows      - Six Months Ended June 30, 2004
Notes to Consolidated Financial Statements


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

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheet
June 30, 2004
(Expressed in U.S. Dollars)                                 June 30      December 31
(Unaudited)                                                   2004          2003
------------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                $    81,613   $        737

------------------------------------------------------------------------------------
Total current assets                                          81,613            737

Mineral property costs                                             -              -
------------------------------------------------------------------------------------
                                                         $    81,613   $        737
------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

LIABILITIES

Current
Accounts payable and accrued liabilities                      12,207         33,850
------------------------------------------------------------------------------------
Total Liabilities                                        $    12,207   $     33,850

STOCKHOLDERS' EQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.01each
Issued
17,548,076 (December 2003 - 16,463,076) common shares        175,481        164,631
Additional paid-in capital                                 1,464,373      1,312,473
Accumulated (deficit) during the exploration stage        (1,570,448)    (1,510,217)
------------------------------------------------------------------------------------
Stockholders' equity (deficiency)                             69,406        (33,113)
------------------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $    81,613   $        737
------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


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

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statement of Operations          Cumulative      Three months    Three months    Six months    Six months
(Expressed in U.S. Dollars)                 June 17, 1997        ended           ended          ended         ended
(Unaudited)                                 (inception) to      June 30         June 30        June 30       June 30
                                                             ----------------------------------------------------------
                                               June 30            2004            2003           2004          2003
                                                 2004
-----------------------------------------------------------------------------------------------------------------------

General and administrative expenses
Administrative and general                 $       114,589   $      14,559   $      46,990   $    17,203   $    49,494
Professional fees - accounting and audit            65,459           6,550          75,367         6,790        76,147
Professional fees - legal                          126,478           1,500             433         1,500         2,023
Consulting fees                                     78,720               -               -             -           255
Stock based compensation                             9,500               -               -             -             -
-----------------------------------------------------------------------------------------------------------------------
                                                   394,746          22,609         122,790        25,493       127,919

Project development expenses                       199,735          21,988         148,676        21,988       152,626
Exploration expenses                               903,217               -               -             -             -
Project Finders' Fees                               72,750          12,750               -        12,750             -
-----------------------------------------------------------------------------------------------------------------------
Net (loss) for the period                       (1,570,448)        (57,347)       (271,466)      (60,231)     (280,545)
-----------------------------------------------------------------------------------------------------------------------

Loss per share, basic and diluted                                    (0.00)          (0.02)        (0.00)        (0.02)
-----------------------------------------------------------------------------------------------------------------------

Weighted average common
  Shares outstanding - basic and diluted                        16,995,424      15,962,226    16,995,424    15,962,226
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


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

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
                                                        Cumulative      Six months    Six months
Consolidated Statement of Cash Flows                  June 17, 1997       ended         ended
(Expressed in U.S. Dollars)                           (inception) to     June 30       June 30
(Unaudited)                                              June 30           2004          2003
                                                                       ------------  ------------
                                                           2004
-------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
Net loss for the period                              $    (1,570,447)  $   (60,231)  $  (280,545)
Adjustments to reconcile net loss to net cash used
in operating activities:
    -   stock based compensation                               9,500             -             -
    -   issuance of stock for services                       256,125        12,750       225,375

Changes in assets and liabilities
    - prepaid expenses and deposits                                -             -             -
    - accounts payable and accrued liabilities               112,206       (21,643)       24,078
-------------------------------------------------------------------------------------------------
                                                          (1,192,616)      (69,124)      (31,092)
-------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
Proceeds from issuance of common stock                     1,274,229       150,000             -
-------------------------------------------------------------------------------------------------
                                                           1,274,229       150,000             -
-------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                                   81,613        80,876       (31,092)
Cash and cash equivalents, beginning of period                     -           737        32,486
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $        81,613   $    81,613   $     1,394
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Notes to the June 30, 2004 Consolidated Financial Statements
------------------------------------------------------------

Common Shares Outstanding

As at June 30, 2004, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 17,548,076 common shares issued and outstanding at June 30, 2004.

Stock Options Outstanding

At June 30, 2004 and December 31, 2003 the Company had 1,100,000 options outstanding with an exercise price of $0.15 per common share.

Application of Critical Accounting Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company's accounting policies are described in note 2 to its December 31, 2003 consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties and Exploration Expenses described in its December 31, 2003 consolidated financial statements for the Company's policy on exploration costs and expenses.

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market Risk Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls and Procedures

(a) Within 90 days prior to the date of this report, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial, and non-financial information, required to be disclosed on Form 20-F and in this Form 6-K, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the President and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 240.13a-14(c) and 240.15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

(b) There have been no significant changes in our internal controls, or in other factors, that could significantly affect these controls subsequent to the date of the evaluation hereof. No corrective actions were taken, therefore, with regard to significant deficiencies and material weaknesses.


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